Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2021

Gurugram, India and New York June 8, 2021— Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India's leading corporate travel services provider and one of India's leading online travel companies, today announced its unaudited financial and operating results for the three months and year ended March 31, 2021.

“I am pleased to report that Yatra had a robust March quarter driven by the continued recovery in domestic flight travel, which averaged 60% of pre-COVID levels during the quarter.  Adjusted Revenue of USD 13.3 million was up 60% sequentially and a combination of revenue growth and tight cost management helped us achieve positive Adjusted EBITDA of USD 1.3 million, well ahead of plan and we ended the quarter with a solid balance sheet with a cash balance of approximately USD 31 million.”

As we are all well aware, subsequent to the closing of our March quarter, India suffered a severe setback as a second COVID wave hit India with case counts peaking in the 400K /day range and many regions once again began to curb travel.  Thankfully, since peaking on May 6, case counts have sharply declined and today are at about a third of their peak and India has managed to administer over 230 million vaccine doses.

While travel demand was subdued due to high case counts and partial lockdowns across the country, we have begun to see early signs of recovery in the past few days.  We believe travel should recover strongly as evidenced by the strong recovery observed after the first wave. As demonstrated by our solid March quarter results, we believe that given our liquidity, strong brand and large customer base, we are well poised to capitalize on a recovery in the travel industry.” Dhruv Shringi, Co-Founder and CEO.

Financial and operating highlights for the three months ended March 31, 2021:

•	Revenue of INR 506.9 million (USD 6.9 million).

•	Adjusted Revenue(1) improved to INR 970.1 million (USD 13.3 million), representing an increase of 59.9% quarter over quarter (“QoQ”) versus a decrease of 16.9% year over year (“YoY”) .

•	Adjusted Revenue(1) from Air Ticketing improved to INR 635.5 million (USD 8.7 million), representing an increase of 48.3% QoQ versus a decrease of YoY 16.3% .

•	Adjusted Revenue(1) from Hotels and Packages improved to INR 183.4 million (USD 2.5 million), representing an increase of 67.3% QoQ and an increase of 8.3% YOY.

•	Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) reached INR 7,466.6 million (USD 102.1 million) as compared to INR 16,654.3 million (USD 227.7 million) in the year ago quarter.

•	Loss for the period was INR 597.9 million (USD 8.2 million) versus a loss of INR 216.9 million (USD 3 million) in the prior quarter.

•	Adjusted EBITDA (2) Profit/(Loss) was INR 92.1 million (USD 1.3 million) versus a loss of INR (36.4) million (USD (0.5) million) in the prior quarter.

Financial and operating highlights for the year ended March 31, 2021:

•	Revenue of INR 1,271.3 million (USD 17.4 million).

•	Adjusted Revenue(1) decreased to INR 2,190.6 million (USD 30 million), representing a decrease of 63.4% YoY .

•	Adjusted Revenue(1) from Air Ticketing decreased to INR 1,487.5 million (USD 20.3 million), representing a decrease of 62.4% YoY.

•	Adjusted Revenue(1) from Hotels and Packages decreased to INR 350.5 million (USD 4.8 million), representing a decrease of 55.3% YoY.

•	Total Gross Bookings (Air Ticketing and Hotels and Packages) (3) of INR 14,707.4 million (USD 201.1 million) representing YoY decline of 82.8%.

•	Loss for the year was INR 1,194.9 million (USD 16.3 million) versus a loss of INR 840.2 million (USD 11.5 million) YoY.

•	Adjusted EBITDA (2) Loss was INR 378.7 million (USD 5.2 million) reflecting an increase of INR 257.1 million (USD 3.5 million).

	Three months ended
	December 31, 2020	March 31, 2021	March 31, 2021	QOQ Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	309,102	506,862	6,930	64.0%
Results from operations	(197,548)	(514,757)	(7,038)	160.6%
Loss for the period	(216,914)	(597,887)	(8,174)	175.6%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	606,614	970,065	13,263	59.9%
Air Ticketing	428,537	635,545	8,689	48.3%
Hotels and Packages	109,641	183,446	2,508	67.3%
Others (Including Other Income)	68,436	151,074	2,066	120.8%
Adjusted EBITDA Profit/(loss) (2)	(36,388)	92,097	1,259	353%
Operating Metrics
Gross Bookings (3)	5,758,140	7,466,559	102,085	29.7%
Air Ticketing	5,140,396	6,493,037	88,775	26.3%
Hotels and Packages	617,744	973,522	13,310	57.6%
Net Revenue Margin% (4)
Air Ticketing	8.3%	9.8%
Hotels and Packages	17.7%	18.8%
Quantitative details (5)
Air Passengers Booked	910	1,096		20.4%
Stand-alone Hotel Room Nights Booked	199	294		47.7%
Packages Passengers Travelled	1	2		100.0%

	Three months ended March 31,
	2020	2021	2021	YOY Change

(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,284,011	506,862	6,930	(60.5)%
Results from operations	(52,862)	(514,757)	(7,038)	(873.8)%
Loss for the period	(186,627)	(597,887)	(8,174)	(220.4)%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	1,167,482	970,065	13,263	(16.9)%
Air Ticketing	759,666	635,545	8,689	(16.3)%
Hotels and Packages	169,322	183,446	2,508	8.3%
Others (Including Other Income)	238,494	151,074	2,066	(36.7)%
Adjusted EBITDA Profit/(loss) (2)	(62,785)	92,097	1,259	246.7%
Operating Metrics
Gross Bookings (3)	16,654,317	7,466,559	102,085	(55.2)%
Air Ticketing	15,223,920	6,493,037	88,775	(57.3)%
Hotels and Packages	1,430,397	973,522	13,310	(31.9)%
Net Revenue Margin% (4)
Air Ticketing	5.0%	9.8%
Hotels and Packages	11.8%	18.8%
Quantitative details (5)
Air Passengers Booked	1,831	1,096		(40.1)%
Stand-alone Hotel Room Nights Booked	238	294		23.5%
Packages Passengers Travelled	20	2		(90.0)%

	Year ended March 31,
	2020	2021	2021	YOY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	7,259,355	1,271,268	17,381	(82.5)%
Results from operations	(625,054)	(1,470,166)	(20,102)	135.2%
Loss for the period	(840,195)	(1,194,878)	(16,337)	42.2%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	5,982,428	2,190,623	29,951	(63.4)%
Air Ticketing	3,957,990	1,487,465	20,337	(62.4)%
Hotels and Packages	784,605	350,530	4,793	(55.3)%
Others (Including Other Income)	1,239,833	352,628	4,821	(71.6)%
Adjusted EBITDA Loss (2)	(121,560)	(378,677)	(5,177)	211.5%
Operating Metrics
Gross Bookings (3)	85,307,244	14,707,383	201,086	(82.8)%
Air Ticketing	77,411,328	13,001,783	177,766	(83.2)%
Hotels and Packages	7,895,916	1,705,600	23,320	(78.4)%
Net Revenue Margin% (4)
Air Ticketing	5.1%	11.4%
Hotels and Packages	9.9%	20.6%
Quantitative details (5)
Air Passengers Booked	8,179	2,623		(67.9)%
Stand-alone Hotel Room Nights Booked	1,200	547		(54.4)%
Packages Passengers Travelled	111	4		(96.4)%

Note:

(1)	Adjusted Revenue represents revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that has been reduced from revenue. See section “Certain Non-IFRS Measures.”

(2)	See the section below titled “Certain Non-IFRS Measures.”

(3)	Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking. Given the higher cancellations against the new bookings, the Net Revenue Margin number is not comparable for the three months and year ended March 31, 2021.

(5)	Quantitative details are considered on a gross basis.

As of March 31, 2021, 62,126,623 shares (on an as-converted basis), par value $0.0001 per share were issued and outstanding.

Convenience Translation

The unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2021, the unaudited condensed consolidated statement of financial position as of March 31, 2021, the unaudited condensed consolidated statement of changes in equity for the year ended March 31, 2021 the unaudited condensed consolidated statement of cash flows for the year ended March 31, 2021 and discussion of the results of the three months and year ended March 31, 2021 compared with the three months and year ended March 31, 2020 and the three months ended December 31, 2020, were converted into U.S. dollars at the exchange rate of 73.14 INR per USD, which is based on the noon buying rate as at March 31, 2021, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent Developments

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus, which was later termed COVID-19, was initially detected in China, and over the subsequent months the virus spread globally. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The COVID-19 pandemic has severely restricted the level of economic activity around the world, and is having an unprecedented effect on the global travel industry. In response to the pandemic, the governments of many countries, states, cities and other geographic regions have implemented containment measures, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forgo their time outside of their homes. Individuals' ability to travel has been curtailed through border closures across the world, mandated travel restrictions and limited operations of hotels and airlines, and may be further limited through additional voluntary or mandated closures of travel-related business. The measures implemented to contain the COVID-19 pandemic have had, and are expected to continue to have, a significant negative effect on our business, financial condition, results of operations, cash flows and liquidity position. In particular, such measures have led to unprecedented levels of cancellations and limited new air travel, hotel and holiday bookings. Due to the high degree of cancellations and customer refunds and lower new bookings in our Air Ticketing and Hotels and Packages segments, we are experiencing unfavorable working capital trends and material negative cash flow. This is expected to continue until cancellations stabilize and travel demand begins to recover from current levels, at which time Ticketing, including air travel, and Hotel and Packages bookings and cash flow are expected to increase.

We continue to implement certain measures and modified certain policies in light of the COVID-19 pandemic. For example, we have largely automated our re-scheduling and cancellation of bookings and provided our customers greater flexibility to defer or cancel their travel plans. In addition, we have also undertaken certain cost reduction initiatives, including implementing salary reductions and freezes and work from home policies, renegotiating fixed costs such as rent, deferring non-critical capital expenditures, reducing our marketing expenses and renegotiating our supplier payments and contracts. We believe these cost control measures have helped mitigate the economic impact of the COVID-19 pandemic on our business. We expect to continue to adapt our policies and cost reduction initiatives as the situation evolves. India has recently witnessed a severe second wave of COVID-19 infections (more severe than the first wave) that has led to impositions of fresh lock downs and curfews across India. Although vaccinations continue to be administered at a rapid rate in India with at least 10% of the population having received at least one dose as of May 15, 2021, it is difficult for us to predict how long the second wave will continue and what impact this may have on the travel sector and our business.

Ebix Litigation Update

On June 5, 2020, we provided to Ebix, Inc., or Ebix, a notice terminating the Merger Agreement dated as of July 16, 2019 by and among us, Ebix, and EbixCash Travels Inc., or EbixCash, and filed a complaint, or the Complaint, in the Court of Chancery of the State of Delaware against Ebix and EbixCash for their various breaches of the Merger Agreement and an ancillary agreement executed by the parties on May 14, 2020, or the Extension Agreement. The Complaint alleges that Ebix breached its representations, warranties, covenants, and obligations in the Merger Agreement and Extension Agreement and that its conduct prevented the parties from closing the Merger. The Complaint seeks monetary damages, pre-judgment and post-judgment interest, and our reasonable fees and costs. On August 14, 2020, Ebix filed a motion to dismiss the Complaint. On September 30, 2020, Yatra filed an amended complaint by expanding its claims against certain banks of Ebix, while also expanding the claims alleged against Ebix to include a claim for fraud. The opening arguments concerning the motion to dismiss were held on May 17, 2021 and the Court now has up to 90 days to decide on the matter. The outcome of legal proceedings generally, regardless of the merits, is inherently uncertain and there can be no assurances that we will prevail in the litigation against Ebix. In addition, litigation and related matters are costly and may divert the attention of our management and other employee resources that would otherwise be engaged in other activities, which could adversely impact our business. If any claims are brought against us and result in a finding of legal liability or if we were unable to prevail in our claims in this litigation, our business, results of operations, liquidity and financial condition could be adversely affected. In addition, allegations of wrongful conduct by Ebix, regardless of veracity, may harm our reputation, which may also adversely impact our business and growth prospects.

Office Premises

Subsequent to the year end, the Company is rationalizing the space of its Offices at Gulf Adiba, Gurugram.

Results of Three Months Ended March 31, 2021

Revenue.  We generated revenue of INR 506.9 million (USD 6.9 million) in the three months ended March 31, 2021, a decrease of 60.5% compared with INR 1,284.0 million (USD 17.6 million) in three months ended March 31, 2020. The decrease in revenue was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our revenue in the current reported quarter increased from INR 309.1 million (USD 4.2 million) in the three months ended December 31, 2020; an improvement of INR 197.8 million (USD 2.7 million) quarter on quarter due to gradual recovery in travel demand.

Service Cost.  Our service cost decreased to INR 13.8 million (USD 0.2 million) in the three months ended March 31, 2021 from INR 466.5 million (USD 6.4 million) in the three months ended March 31, 2020 primarily due to the significant decrease in our sales of holiday packages due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Adjusted Revenue(1)  Our Adjusted Revenue decreased by 16.9% to INR 970.1 million (USD 13.3 million) in the three months ended March 31, 2021 from INR 1,167.5 million (USD 16.0 million) in the three months ended March 31, 2020. In the three months ended March 31, 2021, Adjusted Revenue includes the add-back of INR 420.1 million (USD 5.7 million) in the three months ended March 31, 2021 from INR 298.6 million (USD 4.1 million) in the three months ended March 31, 2020, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 16.3% in our Adjusted Revenue from Air Ticketing along with a increase of 8.3% in our Adjusted Revenue from Hotels and Packages and decrease of 36.7% in Others (Including Other Income) which primarily consists of advertisement income, facilitation fees and excess provision written back.

On a sequential basis Adjusted Revenue increased by 59.9% compared to Adjusted Revenue of INR 606.6 million (USD 8.3 million) for the three months ended December 31, 2020 due to a gradual recovery in travel demand, largely within the domestic market.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue
(a non-IFRS measure)
	Air Ticketing		Hotels and Packages		Others		Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	481,533	336,485	621,382	82,985	181,096	87,392	1,284,011	506,862
Add: Customer promotional expenses	278,133	299,060	14,457	114,263	5,972	6,778	298,562	420,101
Service cost	-	-	(466,517)	(13,802)	-	-	(466,517)	(13,802)
Other income	-	-	-	-	-	-	51,426	56,904
Adjusted Revenue	759,666	635,545	169,322	183,446	187,068	94,170	1,167,482	970,065

	Air Ticketing	Hotels and Packages	Others	Total
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2020	2020	2020	2020
Revenue	217,721	44,220	47,161	309,102
Add: Customer promotional expenses	210,816	71,337	5,466	287,619
Service cost	-	(5,916)	-	(5,916)
Other income	-	-	-	15,809
Adjusted Revenue	428,537	109,641	52,627	606,614

Air Ticketing. Revenue from our Air Ticketing business was INR 336.5 million (USD 4.6 million) in the three months ended March 31, 2021 against INR 481.5 million (USD 6.6 million) in the three months ended March 31, 2020.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR 635.5 million (USD 8.7 million) in the three months ended March 31, 2021 against INR 759.7 million (USD 10.4 million) in the three months ended March 31, 2020. In the three months ended March 31, 2021 , Adjusted Revenue (1) for Air Ticketing includes the addition of INR 299.1 million (USD 4.1 million) against INR 278.1 million (USD 3.8 million) in the three months ended March 31, 2020 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The decline in Adjusted Revenue (1) from Air Ticketing for the quarter was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Air Ticketing Adjusted Revenue improved 48.3% sequentially in the three months ended March 31, 2021 versus INR 428.5 million (USD 5.9 million) in the three months ended December 31, 2020 due to improving travel demand. Air passengers travelled are sequentially up by 20.4% to 1,096 thousand passengers in the March 2021 quarter.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 83.0 million (USD 1.1 million) in the three months ended March 31, 2021 against INR 621.4 million (USD 8.5 million) in the three months ended March 31, 2020.

Adjusted Revenue (1) for this segment increased by 8.3% to INR 183.4 million (USD 2.5 million) in the three months ended March 31, 2021 from INR 169.3 million (USD 2.3 million) in the three months ended March 31, 2020. In the three months ended March 31, 2021, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 114.3 million (USD 1.6 million) against INR 14.5 million (USD 0.2 million) in the three months ended March 31, 2020, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This increase is due to change in business mix in favors of standalone hotels, which have higher margins, as well as a higher margins we have negotiated from the suppliers for our standalone hotels business.

Adjusted Revenue from this segment improved sequentially by 67.3% to INR 183.4 million (USD 2.5 million) in the March 2021 quarter versus INR 109.6 million (USD 1.5 million) in the December 2020 quarter.

Other Revenue.  Our other revenue was INR 87.4 million (USD 1.2 million) in the three months ended March 31, 2021, a decrease from INR 181.1 million (USD 2.5 million) in the three months ended March 31, 2020.

Adjusted Revenue for this segment decreased by 49.7% to INR 94.2 million (USD 1.3 million) in the three months ended March 31, 2021 from INR 187.1 million (USD 2.6 million) in the three months ended March 31, 2020. In the three months ended March 31, 2021, Adjusted Revenue includes add-back of INR 6.8 million (USD 0.1 million) against INR 5.9 million (USD 0.1 million) in the three months ended March 31, 2020 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This decrease in Adjusted Revenue was primarily due to decrease in advertisement and facilitation fees which is offset by an increase in Freight business revenue.

Adjusted Other Revenue increased sequentially to INR 94.2 million (USD 1.3 million) in the March 2021 quarter from INR 52.6 million (USD 0.7 million) in the December 2020 quarter.

Other Income.  Our other income increased to INR 56.9 million (USD 0.8 million) in the three months ended March 31, 2021 from INR 51.4 million (USD 0.7 million) in the three months ended March 31, 2020 due to the impact of write back of liabilities.

Personnel Expenses.  Our personnel expenses decreased by 44.6% to INR 202.5 million (USD 2.8 million) in the three months ended March 31, 2021 from INR 365.4 million (USD 5.0 million) in the three months ended March 31, 2020. This decrease was primarily due to a rationalization of headcount and reduction in salaries across various functions including the reduction of management salaries by 50%. Excluding employee share-based compensation costs of INR 30.4 million (USD 0.4 million) in the three months ended March 31, 2021 from INR 0.8 million (USD 0.01 million) in the three months ended March 31, 2020, personnel expenses decreased by 52.8% in the three months ended March 31, 2021.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 19.4% to INR 32.4 million (USD 0.4 million) in the three months ended March 31, 2021 from INR 40.2 million (USD 0.5 million) in the three months ended March 31, 2020, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 452.5 million (USD 6.2 million) against INR 338.7 million (USD 4.6 million) in the three months ended March 31, 2020, a 33.6% increase quarter-over-quarter.

Other Operating Expenses.  Other operating expenses increased by 85.2% to INR 253.4 million (USD 3.5 million) in the three months ended March 31, 2021 from INR 136.8 million (USD 1.9 million) in the three months ended March 31, 2020 primarily due to reversal of business combination expense in the three months ended March 31, 2020 and increase of bad debts written off and provision for doubtful debts which is partially offset by decrease in commission, outsourcing fees, payment gateway charges, rent, and travelling and conveyance charges, communication, legal and professional charges and outsourcing fees.

Adjusted EBITDA profit/(loss)(1). Due to the forgoing factors, adjusted EBITDA profit(1) increased to INR 92.1 million (USD 1.3 million) in the three months ended March 31, 2021 from adjusted EBITDA loss(1) of INR (62.8) million (USD (0.9) million) in the three months ended March 31, 2020.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 98.0% to INR 311.5 million (USD 4.3 million) in the three months ended March 31, 2021 from INR 157.3 million (USD 2.2 million) in the three months ended March 31, 2020 primarily as a result of increase in amortization of intangible assets, based on re-assessment of carrying value of the acquired intangible assets and amortization of intangible assets, which is partially offset by decrease in depreciation on tangible assets.

Impairment of goodwill. Our goodwill impairment charge was INR 264.9 million (USD 3.6 million) in the three months ended March 31, 2021 and INR 222.0 million (USD 3.0 million) in the three months ended March 31, 2020. As a result of the significant negative impact related to COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 514.8 million (USD 7.0 million) in the three months ended March 31, 2021. Our loss for the three months ended March 31, 2020 was INR 52.9 million (USD 0.7 million). Excluding the employee share-based compensation costs, Impairment of goodwill and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been loss of INR 219.4 million (USD 3.0 million) for three months ended March 31, 2021 as compared to loss of INR 220.1 million (USD 3.0 million) for three months ended March 31, 2020.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture is INR 0.8 million (USD 0.01 million) in the three months ended March 31, 2021 compared to loss of INR 2.8 million (USD 0.04 million) in the three months ended March 31, 2020.

Finance Income. Our finance income increased to INR 14.1 million (USD 0.2 million) in the three months ended March 31, 2021 from INR 11.3 million (USD 0.2 million) in the three months ended March 31, 2020. The increase was primarily due to an increase in the interest income from our bank deposits.

Finance Costs. Our finance costs decreased to INR 18.6 million (USD 0.3 million) includes interest on the lease liability on adoption of IFRS 16 of INR 17.4 million (USD 0.2 million) in the three months ended March 31, 2021 as compared to INR 42.6 million (USD 0.6 million) includes interest on the lease liability on adoption of IFRS 16 of INR 25.0 million (USD 0.3 million) in the three months ended March 31, 2020. The decrease was due to decrease in interest on borrowings which is partially offset by increase in loss on account of foreign exchange fluctuation.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a loss of INR 5.3 million (USD 0.1 million) during the three months ended March 31, 2021 as compared to a loss of INR 61.0 million (USD 0.8 million) during the three months ended March 31, 2020.

Income Tax Expense.  Our income tax expense during the three months ended March 31, 2021 was INR 72.6 million (USD 1.0 million) compared to an expense of INR 38.7 million (USD 0.5 million) during the three months ended March 31, 2020.

Loss for the Period. As a result of the foregoing factors, our loss in the three months ended March 31, 2021 was INR 597.9 million (USD 8.2 million) as compared to a loss of INR 186.6 million (USD 2.6 million) in the three months ended March 31, 2020. Excluding the employee share based compensation costs, re-measurement of contingent consideration, Impairment of goodwill and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 297.3 million (USD 4.1 million) for three months ended March 31, 2021 and INR 292.9 million (USD 4.0 million) for three months ended March 31, 2020.

Basic Loss per Share. Basic loss per share was INR 9.59 (USD 0.13) in the three months ended March 31, 2021 as compared to basic loss per share of INR 4.01 (USD 0.05) in the three months ended March 31, 2020. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 4.76 (USD 0.07) in the three months ended March 31, 2021, as compared to Adjusted Basic loss per Share(1) INR 6.24 (USD 0.09) in the three months ended March 31, 2020.

Diluted Loss per Share. Diluted loss per share was INR 9.61 (USD 0.13) in the three months ended March 31, 2021 as compared to Diluted loss per share of INR 4.01 (USD 0.05) in the three months ended March 31, 2020. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 4.78 (USD 0.07) in the three months ended March 31, 2021 as compared to Adjusted Diluted loss per Share(1) INR 6.24 (USD 0.09) in the three months ended March 31, 2020.

(1)	See the section titled “Certain Non-IFRS Measures.”

Liquidity. As of March 31, 2021, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,263.7 million (USD 31.0 million).

Results of Year ended March 31, 2021 Compared to Year Ended March 31, 2020

Revenue.  We generated revenue of INR 1,271.3 million (USD 17.4 million) in the year ended March 31, 2021, a decrease of 82.5% compared with INR 7,259.4 million (USD 99.3 million) in year ended March 31, 2020. The decrease in revenue was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Service Cost.  Our service cost decreased to INR 22.3 million (USD 0.3 million) in the year ended March 31, 2021 from INR 2,922.9 million (USD 40.0 million) in the year ended March 31, 2020 primarily due to the significant decrease in our sales of holiday packages due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Adjusted Revenue(1)  Our Adjusted Revenue decreased by 63.4% to INR 2,190.6 million (USD 30.0 million) in the year ended March 31, 2021 from INR 5,982.4 million (USD 81.8 million) in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue includes the add-back of INR 809.6 million (USD 11.1 million) in the year ended March 31, 2021 from INR 1,486.4 million (USD 20.3 million) in the year ended March 31, 2020, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The decrease in Adjusted Revenue resulted mainly from a decrease of 62.4% in our Adjusted Revenue from Air Ticketing along with a decrease of 55.3% in our Adjusted Revenue from Hotels and Packages and decrease of 71.6% in Others (Including Other Income) which primarily consists of advertisement income, facilitation fees and excess provision written back.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

	Air Ticketing		Hotels and Packages		Others		Total

	Year ended March 31,
Amount in INR thousands	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	2,609,518	893,039	3,601,798	173,397	1,048,039	204,831	7,259,355	1,271,267
Add: Customer promotional expenses	1,348,472	594,426	105,736	199,409	32,163	15,752	1,486,371	809,587
Service cost	-	-	(2,922,929)	(22,276)	-	-	(2,922,929)	(22,276)
Other income	-	-	-	-	-	-	159,631	132,045
Adjusted Revenue	3,957,990	1,487,465	784,605	350,530	1,080,202	220,583	5,982,428	2,190,623

Air Ticketing. Revenue from our Air Ticketing business was INR 893.0 million (USD 12.2 million) in the year ended March 31, 2021 against INR 2,609.5 million (USD 35.7 million) in the year ended March 31, 2020.

Adjusted Revenue (1) from our Air Ticketing business decreased to INR 1,487.5 million (USD 20.3 million) in the year ended March 31, 2021 against INR 3,958.0 million (USD 54.1 million) in the year ended March 31, 2020. In the year ended March 31, 2021 , Adjusted Revenue (1) for Air Ticketing includes the addition of INR 594.4 million (USD 8.1 million) in the year ended March 31, 2021 against INR 1,348.5 million (USD 18.4 million) in the year ended March 31, 2020 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The decline in Adjusted Revenue (1) from Air Ticketing for the quarter was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 173.4 million (USD 2.4 million) in the year ended March 31, 2021 against INR 3,601.8 million (USD 49.2 million) in the year ended March 31, 2020.

Adjusted Revenue (1) for this segment decreased by 55.3% to INR 350.5 million (USD 4.8 million) in the year ended March 31, 2021 from INR 784.6 million (USD 10.7 million) in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 199.4 million (USD 2.7 million) against INR 105.7 million (USD 1.4 million) in the year ended March 31, 2020, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. This decrease was primarily due to the impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Other Revenue.  Our other revenue was INR 204.8 million (USD 2.8 million) in the year ended March 31, 2021, a decrease from INR 1,048.0 million (USD 14.3 million) in the year ended March 31, 2020.

Adjusted Revenue for this segment decreased by 79.6% to INR 220.6 million (USD 3.0 million) in the year ended March 31, 2021 from INR 1,080.2 million (USD 14.8 million) in the year ended March 31, 2020. In the year ended March 31, 2021, Adjusted Revenue includes add-back of INR 15.8 million (USD 0.2 million) in the year ended March 31, 2021 against INR 32.2 million (USD 0.4 million) in the year ended March 31, 2020 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This decrease in Adjusted Revenue was primarily due to decrease in advertisement and facilitation fees which is slightly offset by Freight business revenue.

Other Income.  Our other income decreased to INR 132.0 million (USD 1.8 million) in the year ended March 31, 2021 from INR 159.6 million (USD 2.2 million) in the year ended March 31, 2020 due to the impact of write back of liabilities offset by decrease in eligible sales for government grant.

Personnel Expenses.  Our personnel expenses decreased by 56.2% to INR 778.9 million (USD 10.6 million) in the year ended March 31, 2021 from INR 1,777.3 million (USD 24.3 million) in the year ended March 31, 2020. This decrease was primarily due to a rationalization of headcount and reduction in salaries across various functions including management salaries by 50%. Excluding employee share-based compensation costs of INR 77.1 million (USD 1.1 million) in the year ended March 31, 2021 from INR 5.1 million (USD 0.1 million) in the year ended March 31, 2020, personnel expenses decreased by 60.4% in the year ended March 31, 2021.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 59.4% to INR 79.6 million (USD 1.1 million) in the year ended March 31, 2021 from INR 196.2 million (USD 2.7 million) in the year ended March 31, 2020, post adoption of IFRS 15 on April 1, 2018. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 889.2 million (USD 12.2 million) against INR 1,682.6 million (USD 23.0 million) in the year ended March 31, 2020, 47.2% lower year-over-year.

Other Operating Expenses.  Other operating expenses decreased by 56.7% to INR 978.3 million (USD 13.4 million) in the year ended March 31, 2021 from INR 2,259.3 million (USD 30.9 million) in the year ended March 31, 2020 primarily due to decrease in commission, outsourcing fees, payment gateway charges, rent, and travelling and conveyance charges, communication, legal and professional charges and outsourcing fees which is partially offset by reversal of business combination expense in the year ended March 31, 2020 and increase of bad debts written off and provision for doubtful debts.

Adjusted EBITDA loss(1). Due to the forgoing factors, adjusted EBITDA loss(1) increased by 211.5% to INR 378.7 million (USD 5.2 million) in the year ended March 31, 2021 from adjusted EBITDA loss(1) of INR 121.6 million (USD 1.7 million) in the year ended March 31, 2020.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 12.5% to INR 749.5 million (USD 10.2 million) in the year ended March 31, 2021 from INR 666.4 million (USD 9.1 million) in the year ended March 31, 2020 primarily as a result of increase in amortization of intangible assets based on re-assessment of carrying value of the acquired intangible assets and amortization of intangible assets which is partially offset by decrease in depreciation on tangible assets..

Impairment of goodwill. Our goodwill impairment charge was INR 264.9 million (USD 3.6 million) in the year ended March 31, 2021 and INR 222.0 million (USD 3.0 million) in the year ended March 31, 2020. As a result of the significant negative impact related to COVID-19 pandemic on the travel industry, we concluded that sufficient indicators existed to require us to perform a quantitative assessment of goodwill and, following that assessment, we recorded an impairment charge of our goodwill.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 1,470.2 million (USD 20.1 million) in the year ended March 31, 2021. Our loss for the year ended March 31, 2020 was INR 625.1 million (USD 8.5 million). Excluding the employee share-based compensation costs, Impairment of goodwill and re-measurement of contingent consideration, Adjusted Results from Operations(1) would have been loss of INR 1,128.2 million (USD 15.4 million) for year ended March 31, 2021 as compared to loss of INR 787.9 million (USD 10.8 million) for year ended March 31, 2020.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture is INR 4.0 million (USD 0.1 million) in the year ended March 31, 2021 from loss of INR 10.8 million (USD 0.1 million) in the year ended March 31, 2020.

Finance Income. Our finance income increased to INR 81.6 million (USD 1.1 million) in the year ended March 31, 2021 from INR 58.6 million (USD 0.8 million) in the year ended March 31, 2020. The increase was primarily due to an increase in the interest income from our bank deposits which is partially offset by foreign exchange gain.

Finance Costs. Our finance costs decreased to INR 117.3 million (USD 1.6 million) includes interest on the lease liability on adoption of IFRS 16 of INR 72.0 million (USD 1.0 million) in the year ended March 31, 2021 as compared to INR 193.3 million (USD 2.6 million) includes interest on the lease liability on adoption of IFRS 16 of INR 56.4 million (USD 0.8 million) in the year ended March 31, 2020. The decrease was due to decrease in interest on borrowings which is partially offset by increase in loss on account of foreign exchange fluctuation.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 379.0 million (USD 5.2 million) during the year ended March 31, 2021, compared to a gain of INR 0.1 million (USD 0.001 million) during the year ended March 31, 2020.

Income Tax Expense.  Our income tax expense during the year ended March 31, 2021 was INR 64.1 million (USD 0.9 million) compared to an expense of INR 69.8 million (USD 1.0 million) during the year ended March 31, 2020.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2021 was INR 1,194.9 million (USD 16.3 million) as compared to a loss of INR 840.2 million (USD 11.5 million) in the year ended March 31, 2020. Excluding the employee share based compensation costs, re-measurement of contingent consideration, Impairment of goodwill and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 1,231.9 million (USD 16.8 million) for year ended March 31, 2021 and INR 1,003.2 million (USD 13.7 million) for year ended March 31, 2020.

Basic Loss per Share. Basic loss per share was INR 20.38 (USD 0.28) in the year ended March 31, 2021 as compared to basic loss per share of INR 17.94 (USD 0.25) in the year ended March 31, 2020. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants Adjusted Basic Loss per Share(1) would have been INR 21.10 (USD 0.29) in the year ended March 31, 2021, as compared to Adjusted Basic loss per Share(1) INR 21.39 (USD 0.29) in the year ended March 31, 2020.

Diluted Loss per Share. Diluted loss per share was INR 20.42 (USD 0.28) in the year ended March 31, 2021 as compared to Diluted loss per share of INR 17.94 (USD 0.25) in the year ended March 31, 2020. After excluding the employee share-based compensation costs, re-measurement of contingent consideration, impairment of goodwill and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 21.05 (USD 0.29) in the year ended March 31, 2021 as compared to Adjusted Diluted loss per Share(1) INR 21.39 (USD 0.29) in the year ended March 31, 2020.

Liquidity. As of March 31, 2021, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,263.7 million (USD 31.0 million).

Conference Call

Yatra will host a conference call to discuss the Company’s unaudited results for the three months and year ended March 31, 2021 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on June 8, 2021. Dial in details for the conference call are as follows: US/International dial-in number: +1-334-323-0501. Confirmation Code: 8858532 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure. Effective April 1, 2018, we adopted the new revenue recognition standard, IFRS 15, under which promotional expenses in the nature of customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms, such as upfront incentives and loyalty programs cost, some of which, when incurred were previously recorded as marketing and sales promotion costs, are now being recorded as a reduction of revenue.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit/ (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, change in fair value of warrants, impairment of goodwill and re-measurement of contingent consideration. Our non-IFRS financial measures reflect adjustments based on the following:

•	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million ordinary shares of the Company and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

•	Re-measurement of contingent consideration - The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and payment to the sellers in the ATB transaction.

•	Impairment of goodwill - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, Profit for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants, re-measurement of contingent consideration, impairment of goodwill and depreciation and amortization in case of Adjusted EBITDA profit /(loss). Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit /(loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Profit/ (Loss) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA Profit/ (Loss) (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Loss for the period as per IFRS	(186,627)	(597,887)	(840,195)	(1,194,878)
Employee share-based compensation costs	753	30,420	5,135	77,100
Depreciation and amortization	157,334	311,525	666,369	749,480
Impairment of goodwill	221,999	264,909	221,999	264,909
Share of loss of joint venture	2,832	756	10,784	3,962
Finance income	(11,308)	(14,126)	(58,641)	(81,604)
Finance costs	42,565	18,589	193,287	117,252
Change in fair value of warrants	60,988	5,284	(94)	(378,994)
Re-measurement of contingent consideration	(390,009)	-	(390,009)	-
Tax expense	38,688	72,627	69,805	64,096
Adjusted EBITDA Profit/ (Loss)	(62,785)	92,097	(121,560)	(378,677)

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Results from operations (as per IFRS)	(52,862)	(514,757)	(625,054)	(1,470,166)
Employee share-based compensation costs	753	30,420	5,135	77,100
Re-measurement of contingent consideration	(390,009)	-	(390,009)	-
Impairment of goodwill	221,999	264,909	221,999	264,909
Adjusted Results from Operations	(220,119)	(219,428)	(787,929)	(1,128,157)

The following table reconciles Loss for the periods (an IFRS measure) to Adjusted Loss (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Year ended
Amount in INR thousands	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Loss for the period (as per IFRS)	(186,627)	(597,887)	(840,195)	(1,194,878)
Employee share-based compensation costs	753	30,420	5,135	77,100
Re-measurement of contingent consideration	(390,009)	-	(390,009)	-
Net change in fair value of warrants	60,988	5,284	(94)	(378,994)
Impairment of goodwill	221,999	264,909	221,999	264,909
Adjusted Loss for the Period	(292,896)	(297,274)	(1,003,164)	(1,231,863)

The following tables reconcile Basic and Diluted Loss per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted loss per share (a non-IFRS measure) for the periods indicated:

	Three months ended		Year ended
Reconciliation of Adjusted Basic Loss (Per Share) (unaudited)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Basic loss per share (as per IFRS)	(4.01)	(9.59)	(17.94)	(20.38)
Employee share-based compensation costs	0.02	0.49	0.11	1.32
Net change in fair value of warrants	1.31	0.09	(0.00)	(6.56)
Re-measurement of contingent consideration	(8.27)	-	(8.27)	-
Impairment of goodwill	4.71	4.25	4.71	4.52
Adjusted Basic Loss Per Share	(6.24)	(4.76)	(21.39)	(21.10)

	Three months ended		Year ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	March 31, 2020	March 31, 2021	March 31, 2020	March 31, 2021
Diluted loss per share (as per IFRS)	(4.01)	(9.61)	(17.94)	(20.42)
Employee share-based compensation costs	0.02	0.49	0.11	1.32
Net change in fair value of warrants	1.31	0.08	(0.00)	(6.48)
Re-measurement of contingent consideration	(8.27)	-	(8.27)	-
Impairment of goodwill	4.71	4.26	4.71	4.53
Adjusted Diluted Loss Per Share	(6.24)	(4.78)	(21.39)	(21.05)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue
(a non-IFRS measure)
	Air Ticketing		Hotels and Packages		Others		Total

	Three months ended March 31,
Amount in INR thousands (Unaudited)	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	481,533	336,485	621,382	82,985	181,096	87,392	1,284,011	506,862
Add: Customer promotional expenses	278,133	299,060	14,457	114,263	5,972	6,778	298,562	420,101
Service cost	-	-	(466,517)	(13,802)	-	-	(466,517)	(13,802)
Other income	-	-	-	-	-	-	51,426	56,904
Adjusted Revenue	759,666	635,545	169,322	183,446	187,068	94,170	1,167,482	970,065

	Air Ticketing		Hotels and Packages		Others		Total

	Year ended March 31,
Amount in INR thousands	2020	2021	2020	2021	2020	2021	2020	2021
Revenue	2,609,518	893,039	3,601,798	173,397	1,048,039	204,831	7,259,355	1,271,267
Add: Customer promotional expenses	1,348,472	594,426	105,736	199,409	32,163	15,752	1,486,371	809,587
Service cost	-	-	(2,922,929)	(22,276)	-	-	(2,922,929)	(22,276)
Other income	-	-	-	-	-	-	159,631	132,045
Adjusted Revenue	3,957,990	1,487,465	784,605	350,530	1,080,202	220,583	5,982,428	2,190,623

	Air Ticketing	Hotels and Packages	Others	Total

	Three months ended December 31,
Amount in INR thousands	2020	2020	2020	2020
Revenue	217,721	44,220	47,161	309,102
Add: Customer promotional expenses	210,816	71,337	5,466	287,619
Service cost	-	(5,916)	-	(5,916)
Other income	-	-	-	15,809
Adjusted Revenue	428,537	109,641	52,627	606,614

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the outcome of the legal proceedings we have instituted against Ebix and any other legal proceedings that may be initiated against us and others, in connection with the termination of the pending merger agreement between us and Ebix; the effect that the termination of the merger agreement may have on the price of our ordinary shares, and our business, financial condition and results of operations; the impact of the COVID-19 pandemic; our ability to generate positive cash flow and the sufficiency of our operating cash flow to meet our liquidity needs; our future financial performance, including our revenue, cost of revenue, operating expenses and our ability to achieve and maintain profitability; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts, pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India's leading corporate travel services provider with over 700 corporate customers and one of India's leading online travel companies and operates the website https://www.yatra.com/. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 94,000 hotels in India and over 2,000,000 hotels around the world. Through its website, www.yatra.com, mobile application and other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND YEAR ENDED MARCH 31, 2021
(Amount in thousands, except per share data and number of shares)
	Three months ended March 31,			Year ended March 31,
	2020	2021		2020	2021
	INR	INR	USD	INR	INR	USD
	Unaudited			Audited	Unaudited
Revenue
Rendering of services	1,096,800	433,425	5,926	6,265,274	1,097,862	15,010
Other revenue	187,211	73,437	1,004	994,081	173,406	2,371
Total revenue	1,284,011	506,862	6,930	7,259,355	1,271,268	17,381
Other income	51,426	56,904	778	159,631	132,045	1,805

Service cost	466,517	13,802	189	2,922,929	22,276	305
Personnel expenses	365,426	202,508	2,769	1,777,273	778,915	10,650
Marketing and sales promotion expenses	40,186	32,386	443	196,209	79,584	1,088
Other operating expenses	136,837	253,393	3,464	2,259,261	978,315	13,376
Depreciation and amortization	157,334	311,525	4,259	666,369	749,480	10,247
Impairment of goodwill	221,999	264,909	3,622	221,999	264,909	3,622
Results from operations	(52,862)	(514,757)	(7,038)	(625,054)	(1,470,166)	(20,102)

Share of loss of joint venture	(2,832)	(756)	(10)	(10,784)	(3,962)	(54)
Finance income	11,308	14,126	193	58,641	81,604	1,116
Finance costs	(42,565)	(18,589)	(254)	(193,287)	(117,252)	(1,603)
Change in fair value of warrants - gain/(loss)	(60,988)	(5,284)	(72)	94	378,994	5,182
Loss before taxes	(147,939)	(525,260)	(7,181)	(770,390)	(1,130,782)	(15,461)
Tax expense	(38,688)	(72,627)	(993)	(69,805)	(64,096)	(876)
Loss for the period	(186,627)	(597,887)	(8,174)	(840,195)	(1,194,878)	(16,337)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	20,107	1,820	24	24,515	2,224	31
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences (loss)/gain	(30,210)	1,230	17	(28,658)	(4,552)	(62)
Other comprehensive income / (loss) for the period, net of tax	(10,103)	3,050	41	(4,143)	(2,328)	(31)
Total comprehensive loss for the period, net of tax	(196,730)	(594,837)	(8,133)	(844,338)	(1,197,206)	(16,368)

Loss attributable to :
Owners of the Parent Company	(186,294)	(589,994)	(8,066)	(833,808)	(1,177,343)	(16,097)
Non-Controlling interest	(333)	(7,893)	(108)	(6,387)	(17,535)	(240)
Loss for the period	(186,627)	(597,887)	(8,174)	(840,195)	(1,194,878)	(16,337)

Total comprehensive loss attributable to :
Owners of the Parent Company	(196,685)	(586,971)	(8,025)	(838,302)	(1,179,701)	(16,129)
Non-Controlling interest	(45)	(7,866)	(108)	(6,036)	(17,505)	(239)
Total comprehensive loss for the period	(196,730)	(594,837)	(8,133)	(844,338)	(1,197,206)	(16,368)

Loss per share
Basic	(4.01)	(9.59)	(0.13)	(17.94)	(20.38)	(0.28)
Diluted	(4.01)	(9.61)	(0.13)	(17.94)	(20.42)	(0.28)

Weighted average no. of shares
Basic	46,480,375	61,493,137	61,493,137	46,477,249	57,771,701	57,771,701
Diluted	46,480,375	62,235,539	62,235,539	46,477,249	58,514,103	58,514,103

Yatra Online, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2021
(Amounts in thousands, except per share data and number of shares)

	March 31, 2020	March 31, 2021	March 31, 2021
	INR	INR	USD

	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	62,563	24,345	333
Right-of-use assets	538,422	449,840	6,150
Intangible assets and goodwill	1,702,693	890,037	12,169
Prepayments and other assets	3,114	4,206	58
Other financial assets	30,233	23,838	326
Term deposits	800	21,346	292
Other non financial assets	223,618	223,618	3,057
Deferred tax asset	93,831	15,398	211
Total non-current assets	2,655,274	1,652,628	22,596

Current assets
Inventories	2,490	1,480	20
Trade and other receivables	2,368,395	870,452	11,901
Prepayments and other assets	851,950	616,393	8,428
Income tax recoverable	486,261	249,332	3,409
Other financial assets	273,926	114,634	1,567
Term deposits	754,524	530,783	7,257
Cash and cash equivalents	1,365,370	1,711,589	23,402
Total current assets	6,102,916	4,094,663	55,984

Total assets	8,758,190	5,747,291	78,580

Equity and liabilities
Equity
Share capital	714	838	11
Share premium	18,889,154	20,240,055	276,730
Treasury shares	(11,219)	(11,219)	(153)
Other capital reserve	689,295	122,109	1,670
Accumulated deficit	(18,053,916)	(19,167,316)	(262,063)
Foreign currency translation reserve	(22,087)	(26,639)	(364)
Total equity attributable to equity holders of the Company	1,491,941	1,157,828	15,831
Total Non-controlling interest	19,033	5,247	72
Total equity	1,510,974	1,163,075	15,903

Non-current liabilities
Borrowings	7,226	3,177	43
Trade and other payables	27,774	34,938	478
Deferred tax liability	37,645	14,413	197
Employee benefits	56,837	52,137	713
Deferred revenue	232,069	266,920	3,649
Lease liability	478,361	427,786	5,849
Other financial liabilities	2	270,280	3,695
Other non-financial liability	-	44,453	608
Total non-current liabilities	839,914	1,114,104	15,232

Current liabilities
Borrowings	979,303	127,878	1,748
Trade and other payables	2,859,370	2,215,425	30,290
Employee benefits	79,396	54,760	749
Deferred revenue	125,847	120,129	1,642
Income taxes payable	204	263	4
Lease liability	60,195	75,182	1,028
Other financial liabilities	1,342,337	94,185	1,288
Other current liabilities	960,650	782,290	10,696
Total current liabilities	6,407,302	3,470,112	47,445
Total liabilities	7,247,216	4,584,216	62,677
Total equity and liabilities	8,758,190	5,747,291	78,580

Yatra Online, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEAR ENDED MARCH 31, 2021
(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2020	714	18,889,154	(11,219)	(18,053,916)	689,295	(22,087)	1,491,941	19,033	1,510,974

Loss for the period				(1,177,343)			(1,177,343)	(17,535)	(1,194,878)

Other comprehensive loss
Foreign currency translation differences				-		(4,552)	(4,552)	-	(4,552)
Re-measurement gain on defined benefit plan				2,194		-	2,194	30	2,224
Total other comprehensive loss	-	-	-	2,194	-	(4,552)	(2,358)	30	(2,328)

Total comprehensive loss	-	-	-	(1,175,149)	-	(4,552)	(1,179,700)	(17,505)	(1,197,205)

Share based payments	-	-	-	65,468	11,632	-	77,100	-	77,100
Exercise of options	15	578,803	-	-	(578,818)	-	-	-	-
Issuance of shares	109	796,077	-	-	-	-	796,186	-	796,186
Cost of issuance of shares	-	(23,979)	-	-	-	-	(23,979)	-	(23,979)
Change in non-controlling interest	-	-	-	(3,719)	-	-	(3,719)	3,719	-

Total contribution by owners	124	1,350,901	-	61,749	(567,186)	-	845,588	3,719	849,307

Balance as at March 31, 2021	838	20,240,055	(11,219)	(19,167,316)	122,109	(26,639)	1,157,828	5,247	1,163,075

Yatra Online, Inc. Consolidated
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR YEAR ENDED MARCH 31, 2021
(Amount in thousands, except per share data and number of shares)

	2020	2021	2021
	INR	INR	USD
	Audited	Unaudited
Loss before tax	(770,390)	(1,130,782)	(15,461)
Adjustments for non-cash and non-operating items	656,260	795,612	10,878
Change in working capital**	(396,545)	871,039	11,909
Direct taxes paid (net of refunds)	(39,681)	229,574	3,139
Net cash flows from/(used in) operating activities	(550,356)	765,443	10,465
Net cash flows from/(used in) investing activities	96,643	(230,365)	(3,149)
Net cash flows from/(used in) financing activities	(333,471)	535,283	7,319
Net increase/(decrease) in cash and cash equivalents	(787,184)	1,070,361	14,635
Cash and cash equivalents at the beginning of the period***	1,363,671	646,229	8,836
Effect of exchange differences on cash and cash equivalents	69,742	(5,001)	(69)
Cash and cash equivalents at the end of the period*	646,229	1,711,589	23,402

* Includes overdraft of Nil (INR 719,141 as on March 31, 2020).
**Includes INR 389,617 paid on account of ATB settlement (INR Nil as on March 31, 2020).
***Includes overdraft of INR 719,141 (INR 797,343 as of March 31, 2019).

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended March 31,		For the year ended March 31,
(In thousands except percentages)	2020	2021	2020	2021
Quantitative details *
Air Passengers Booked	1,831	1,096	8,179	2,623
Stand-alone Hotel Room Nights Booked	238	294	1,200	547
Packages Passengers Travelled	20	2	111	4
Gross Bookings
Air Ticketing	15,223,920	6,493,037	77,411,328	13,001,783
Hotels and Packages	1,430,397	973,522	7,895,916	1,705,600
Total	16,654,317	7,466,559	85,307,244	14,707,383
Adjusted Revenue
Air Ticketing	759,666	635,545	3,957,990	1,487,465
Hotels and Packages	169,322	183,446	784,605	350,530
Others (Including Other Income)	238,494	151,074	1,239,833	352,628
Total	1,167,482	970,065	5,982,428	2,190,623
Net Revenue Margin%**
Air Ticketing	5.0%	9.8%	5.1%	11.4%
Hotels and Packages	11.8%	18.8%	9.9%	20.6%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Booking.